October 20, 2017

Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	SailPoint Technologies Holdings, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted October 10, 2017
CIK No. 0001627857

Ladies and Gentlemen:

Set forth below are the responses of SailPoint Technologies Holdings, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 18, 2017, with respect to Amendment No. 2 to Draft Registration Statement on Form S-1, CIK No. 0001627857, submitted to the Commission on October 10, 2017 (“Amendment No. 2 to DRS”).

Concurrently with the submission of this letter, we are publicly filing a Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR. For your convenience, we have hand-delivered three copies of this letter as well as three copies of the Registration Statement marked to show all revisions made since Amendment No. 2 to DRS.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Six Months Ended June 30, 2016 and 2017, page 68

1.	We note your response to prior comment 3 that the increase in license revenues in the latest interim period ended June 30, 2017 was primarily attributable to increased follow-on sales to existing customers. However, the increase in license revenues for the year ended December 31, 2016 was attributed to new customer sales. Please revise to disclose new customer and existing customer sales trends for the reported periods that have had or you reasonably expect will have a material impact on growth of revenues or results of operations. In this regard, you disclose on page 62 that new customer acquisitions require significant resources which presumably impact operating results. See Item 303(a)(3) of Regulation S-K.

RESPONSE:

In response to the Staff’s comments, we have revised pages 64, 68 and 72 to disclose new customer and existing customer license sales trends. As disclosed therein, the majority of our license revenue historically has been derived from new customers, as opposed to existing customers, and we expect this trend to continue.

SailPoint Technologies, Inc.     |     www.sailpoint.com

11305 Four Points Drive, Building 2, Suite 100     |     Austin, Texas 78726     |     T 512.346.2000

Securities and Exchange Commission

October 20, 2017

2.	We note that you moved the disclosure of your total customer base and increases therein from your discussion of license revenues to subscription revenues. To the extent that numbers of existing and new customers for the periods presented would enhance a reader’s understanding of your changes in your license and subscription revenues, please revise to break-out these metrics by revenue type.

RESPONSE:

We have reviewed the Staff’s comment and have evaluated whether disclosing the number of existing and new customers for the periods presented would enhance a reader’s understanding of changes in our license and subscription revenues. Although we believe disclosing total customers at the end of each period is helpful to a reader, we do not believe disclosing the number of license customers provides meaningful information.

We consider the number of customers as a key metric because we believe that the size of our customer base is an indicator of our market penetration and that our net customer additions are an indicator of the growth of our business and our future revenue opportunity. It is a key indicator of our subscription revenue, but is less meaningful as an indicator of our license revenue.

We define a customer as a distinct entity, division or business unit of an organization that receives support or has the right to use our cloud-based solutions as of the specified measurement date. In other words, the way we define a customer is tied to either the receipt of support or the right to cloud-based solutions, which are the sources of our subscription revenue. As a result, there is a close correlation between the number of customers and our subscription revenue, which, as set forth on page 64, consists of (i) fees for ongoing maintenance and support of our licensed solutions and (ii) subscription fees for access to, and related support for, our cloud-based solution. By disclosing the total customers at the end of each period and a dollar-based customer renewal rate, we believe investors are able to better understand our performance.

On the other hand, the number of customers is less meaningful with respect to our license revenue. In one period, a small number of customers could drive a large amount of revenue or a larger number of customers could drive a smaller amount of revenue, depending on the mix of solutions acquired, the number of identities acquired and other factors. As a result, license revenue can vary significantly from period to period and is less correlated with the number of customers.

For these reasons, we do not believe disclosing total license customers in addition to total customers would provide meaningful information such that it would enhance a reader’s understanding of changes in our license revenues.

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In addition, in response to the Staff’s comments provided in a telephone conversation on October 18, 2017, we have revised pages 103 and 104 to provide additional information with respect to our “top” customers and our customer case studies.

Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact Lanchi Huynh of Vinson & Elkins L.L.P. at (214) 220-7882.

Very truly yours,

SAILPOINT TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Christopher Schmitt
Name:	Christopher Schmitt
Title:	Senior Vice President and General Counsel

cc:	Mark McClain, Chief Executive Officer, SailPoint Technologies Holdings, Inc.

Paul R. Tobias, Vinson & Elkins L.L.P.

J. Wesley Jones, Vinson & Elkins L.L.P.

Lanchi Huynh, Vinson & Elkins L.L.P.

Kenneth J. Gordon, Goodwin Procter LLP

Joseph C. Theis, Goodwin Procter LLP